SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-QSB

(Mark One)

[**X**]   Quarterly report under Section 13 or 15(d) of the Securities Exchange Act of 1934 for the quarterly period ended **March 31, 2005**.

[ ]   Transition report under Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from _____ to _____.

Commission file number: **0-28311**

SONA DEVELOPMENT CORP.

(Exact name of small business issuer as specified in its charter)

Texas	**76-027334**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2610-1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X2
(Address of principal executive office)   (Postal Code)

(604) 602-1717
(Issuer's telephone number)

Check whether the registrant: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes__**X**__   No

The number of outstanding shares of the registrant's common stock, $0.0001 par value (the only class of voting stock), as of May 13, 2005 was 10,175,025.

TABLE OF CONTENTS

PART I

PART II

PART I

ITEM 1.   **FINANCIAL STATEMENTS**

As used herein, the term "Company" refers to Sona Development Corp., a Texas corporation, unless otherwise indicated. In the opinion of management, the accompanying unaudited financial statements included in this Form 10-QSB reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the results of operations for the periods presented. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year.

SONA DEVELOPMENT CORP.
(A Development Stage Company)
Balance Sheets

	March 31, 2005 - $ -	December 31, 2004 - $ -
	(Unaudited)	(Audited)
ASSETS		
CURRENT		
Cash	226,224	4,211
Prepaid expenses	3,000	3,000
	229,224	7,211
PROMISSORY NOTES (Note 8)	1	1
	229,225	7,212
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)		
CURRENT		
Accounts payable and accrued liabilities	15,730	31,783
Advances due to related party (Note 4)	85,799	57,358
	101,529	89,141
STOCKHOLDERS' EQUITY (DEFICIENCY)		
Capital Stock (Note 3)		
Authorized		
100,000,000 common shares with a par value of $0.0001		
Issued and outstanding		
10,053,025 (2004 – 9,138,737)	1,005	913
Additional paid-in capital	2,427,429	2,107,521
Subscription receivable	-	(35,000)
Accumulated deficit during development stage	(2,300,738)	(2,155,363)
	127,696	(81,929)
	229,225	7,212

Going concern (Note 1)
Commitments (Notes 6 and 7)
Proposed Merger (Note 7)
Subsequent events (Note 9)
- See Accompanying Notes -

SONA DEVELOPMENT CORP.
(A Development Stage Company)
Interim Statements of Operations
(Unaudited)

	Three months ended March 31,		Cumulative From December 28, 1988 (inception) to
	2005 - $ -	2004 - $ -	March 31, 2005 - $ -
General and administrative costs	36,418	35,689	1,969,782
Recovery of consulting fees	-	-	(45,000)
	(36,418)	(35,689)	(1,924,782)
Interest income	1,173	-	3,220
Gain on forgiveness of debt	-	-	8,000
Write down of promissory notes and accrued interest (Note 8)	(105,130)	-	(382,176)
Net loss for the period	(140,375)	(35,689)	(2,295,738)
Loss per common share - basic and diluted	(0.02)	(0.01)	
Weighted average number of common shares - basic and diluted	9,525,087	4,742,535	

- See Accompanying Notes -

SONA DEVELOPMENT CORP.
(A Development Stage Company)
Interim Statements of Cash Flows
(Unaudited)

	Three months ended March 31,		Cumulative From December 28, 1988 (inception) to March 31, 2005
	2005	**2004**	
	- $ -	**- $ -**	**- $ -**
OPERATING			
Net loss for the period:	(145,375)	(35,689)	(2,300,738)
Items not involving an outlay of cash:			
Common stock issued for consulting services	-	-	722,000
Common stock issued for services	-	-	70,830
Common stock issued for organization costs	-	-	33
Common stock issued for other services	-	-	79,903
Gain on forgiveness of debt	-	-	(8,000)
Write down of promissory notes and accrued interest	105,130	-	382,177
Changes in non-cash working capital items:			
Accounts and amounts receivable	-	-	(2,352)
Prepaid expenses	-	(3,029)	(3,000)
Accounts payable and accrued liabilities	(16,053)	(2,716)	396,144
	(56,298)	(41,433)	(663,003)
INVESTING			
Loan to Smart Card Technologies Co., Ltd.	-	-	(600,000)
FINANCING			
Bank indebtedness	-	-	128
Promissory notes	(105,130)	-	(382,177)
Advances from a related party	28,441	-	430,409
Loans payable	-	43,400	680,000
Common stock issued for cash	355,000	-	760,867
	278,311	43,400	1,489,227
NET INCREASE IN CASH	222,013	1,967	226,224
CASH, BEGINNING OF PERIOD	4,211	2,463	-
CASH, END OF PERIOD	226,224	4,429	226,224
NON-CASH INVESTING AND FINANCING ACTIVITIES			
Payment of advances from Elysio through assignment of loan to SCT	-	-	600,000
Cash paid for interest	-	-	47,888
Cash paid for taxes	-	-	-
Common stock issued for consulting services	-	-	722,000
Common stock issued to settle debts	-	-	739,458
Common stock issued for organization costs	-	-	33
Common stock issued for other services	-	-	79,903
Common stock issued to settle trade payables	-	-	136,062

- See Accompanying Notes -

SONA DEVELOPMENT CORP.
(A Development Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
MARCH 31, 2005
(Unaudited)

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Sona Development Corp. (the "Company") was incorporated as Houston Produce Corporation under the laws of the State of Texas on December 28, 1988. The Company was organized primarily for the purpose of importing fruits and vegetables from Latin America for sale in the United States market and it was dormant until its reactivation in March 1997. In June 1997, the Company changed its name to Net Master Consultants, Inc. On December 28, 2002, the Company changed its name to Sona Development Corp. The Company is considered a development stage company in accordance with Statement of Financial Accounting Standards (SFAS) No. 7.

Going Concern

These financial statements have been prepared in accordance with United States generally accepted accounting principles, on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has had limited activity since its inception. The Company has no tangible assets, has had recurring operating losses, has accumulated operating losses of $2,300,738 as at March 31, 2005, and does not have an established source of revenue. The continuation of the Company is dependent upon the continuing financial support of creditors and stockholders and obtaining short-term and long-term financing, and achieving profitability. These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might arise from this uncertainty.

It is management's intention to pursue various potential products and identify funding sources until such time as there is sufficient operating cash flow to fund operating requirements.

Unaudited Interim Financial Statements

The accompanying unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB of Regulation S-B. They do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. However, except as disclosed herein, there have been no material changes in the information disclosed in the notes to the financial statements for the year ended December 31, 2004 included in the Company's Annual Report on Form 10-KSB filed with the Securities and Exchange Commission. The interim unaudited financial statements should be read in conjunction with those financial statements included in the Form 10-KSB. In the opinion of Management, all adjustments considered necessary for a fair presentation, consisting solely of normal recurring adjustments, have been made. Operating results for the three months ended March 31, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

SONA DEVELOPMENT CORP.
(A Development Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
MARCH 31, 2005
(Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying unaudited interim financial statements have been prepared by the Company pursuant to the rules and regulations of the United States Securities and Exchange Commission. Certain information and disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments and disclosures necessary for a fair presentation of these financial statements have been included. Such adjustments consist of normal recurring adjustments. These interim financial statements should be read in conjunction with the audited financial statements of the Company for the fiscal period ended December 31, 2004.

The results of operations for the three months ended March 31, 2005 are not indicative of the results that may be expected for the full year.

(b) Use of estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Foreign currency translation

The Company considers the U.S. dollar its functional currency. Monetary assets and liabilities resulting from foreign currency transactions are translated into U.S. dollar equivalents using the year end conversion rates. Revenues, expenses, receipts and payments are translated throughout the year at exchange rates prevailing at the date of the transaction. Exchange gains and losses are included in the loss for the year.

(d) Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for the estimated tax consequences attributable to differences between the financial statement carrying values and their respective income tax basis (temporary differences). The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(e) Financial instruments

The fair value of the Company's financial assets and financial liabilities approximate their carrying values due to the immediate or short-term maturity of these financial instruments. The Company is not currently exposed to any significant credit risk or currency risk.

SONA DEVELOPMENT CORP.
(A Development Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
MARCH 31, 2005
(Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

(f) Stock-Based Compensation

In December 2002, the Financial Accounting Standards Board ("FASB") issued Financial Accounting Standard No. 148, "*Accounting for Stock-Based Compensation – Transition and Disclosure*" ("SFAS No. 148"), an amendment of Financial Accounting Standard No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"). The purpose of SFAS No. 148 is to: (1) provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, (2) amend the disclosure provisions to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation, and (3) to require disclosure of those effects in interim financial information. The disclosure provisions of SFAS No. 148 were effective for the Company for the year ended December 31, 2002. As the Company did not grant any stock options during 2004 and 2005 no pro-forma disclosure has been provided.

The Company has elected to continue to account for stock options granted to employees and officers using the intrinsic value based method in accordance with the provisions of Accounting Principles Board Opinion No. 25, "*Accounting for Stock Issued to Employees*", ("APB No. 25") and comply with the disclosure provisions of SFAS No. 123 as amended by SFAS No. 148 as described above. Under APB No. 25, compensation expense is recognized based on the difference, if any, on the date of grant between the estimated fair value of the Company's stock and the amount an employee must pay to acquire the stock. Compensation expense is recognized immediately for past services and pro-rata for future services over the option-vesting period. In addition, with respect to stock options granted to employees, the Company provides pro-forma information as required by SFAS No. 123 showing the results of applying the fair value method using the Black-Scholes option pricing model. In accordance with SFAS No. 123, the Company applies the fair value method using the Black-Scholes option-pricing model in accounting for options granted to consultants.

The Company accounts for equity instruments issued in exchange for the receipt of goods or services from other than employees in accordance with SFAS No. 123 and the conclusions reached by the Emerging Issues Task Force in Issue No. 96-18. Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the earliest of a performance commitment or completion of performance by the provider of goods or services as defined by EITF 96-18.

The Company has also adopted the provisions of the Financial Accounting Standards Board Interpretation No.44, *Accounting for Certain Transactions Involving Stock Compensation – An Interpretation of APB Opinion No. 25* ("FIN 44"), which provides guidance as to certain applications of APB 25. FIN 44 is generally effective July 1, 2000 with the exception of certain events occurring after December 15, 1998.

(g) Loss per share

The Company follows Statement of Financial Standard No. 128 to calculate earnings (loss) per share. Basic loss per share is computed using the weighted effect of all common shares issued and outstanding. Fully diluted earnings (loss) per share has not been presented as the effect on basic earnings per share is anti-dilutive.

SONA DEVELOPMENT CORP.
(A Development Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
MARCH 31, 2005
(Unaudited)

3. CAPITAL STOCK

Stock split

In 1997, the Company's Board of Directors authorized a 1,000-for-one stock split and the cancellation of 30,000,000 shares as part of a reorganization and reincorporation. In January, 2000, it authorized a two-for-one stock split. In October, 2002, it authorized a one-for-ten reverse stock split that was effected on December 28, 2002.

Stock options

The Company has not yet issued any options on its common stock and has not recorded any stock-based compensation.

Stock issuances

During the three months ended March 31, 2005, the Company issued 914,288 shares of its common stock at $0.35 per share for proceeds of $320,000.

During the year ended December 31, 2004, the Company pursued a private placement of its common stock at a price of $0.35 per share to raise sufficient funds to loan Idea One, Inc. ("Idea One") $500,000 pursuant to its letter of intent as amended (See Note 7). The terms of the private placement indicated to subscribers that all funds raised would be held in escrow until such time as sufficient funds were raised to meet the $500,000 loan obligation to Idea One. However, in the event the Company decided not to proceed in accordance with the terms of the letter of intent, all funds raised were to be returned to the subscribers. As of December 31, 2004 the Company had raised $270,000 pursuant to the private placement, all of which was initially placed into an escrow account.

On December 28, 2004, the letter of intent with Idea One was amended to permit the partial payment of the $500,000 loan obligation. As of March 31, 2005, the Company had loaned $375,000 (December 31, 2004 - $275,000) to Idea One secured by Promissory Notes made by Idea One (Note 8). Prior to disbursing the $375,000, the Company obtained releases from all subscribers to the private placement authorizing the release of the funds.

On December 3, 2004, the Company authorized the issuance of 871,572 shares of its common stock to the subscribers to the private placement at a price of $0.35 per share for a total of $305,050. As at December 31, 2004, the Company had received $270,050 in cash from the private placement leaving a balance of $35,000 recorded in the accounts as subscriptions receivable (received during the three months ended March 31, 2005).

On September 30, 2004 the Company issued 85,064 shares of its common stock in lieu of a cash payment for services rendered according to a consulting agreement by a significant shareholder and expenses incurred on behalf of the Company in the amount of $13,725.

On September 29, 2004 the Company issued 192,250 shares of its common stock to repay advances made by a significant shareholder in the amount of $31,020.

On May 28, 2004 the Company issued of 86,000 shares of its common stock to repay advances made by a significant shareholder in the amount of $8,600.

SONA DEVELOPMENT CORP.
(A Development Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
MARCH 31, 2005
(Unaudited)

3. CAPITAL STOCK – CONTINUED

On May 18, 2004 the Company issued 50,000 shares of its common stock to a director as compensation for services, valued at $5,000.

On May 11, 2004 the Company issued 65,000 shares pursuant to The 2003 Benefit Plan of Sona Development Corp. to a consultant for legal services valued at $9,750.

In April, 2004 the Company issued a total of 735,782 shares to a significant shareholder as follows: (i) 210,040 shares were issued in lieu of a cash payment for services in the amount of $21,004, which were rendered according to a consulting agreement; and (ii) 525,742 shares were issued to repay advances made in the amount of $52,574.

THE 2003 BENEFIT PLAN

On September 22, 2003, the Company adopted the 2003 Benefit Plan pursuant to which the Company may issue up to 1,000,000 shares of its common stock through stock issuances, or the grant of stock options to acquire the Company's common stock, to employees, consultants or advisors, who contribute to the success of the Company provided that bona fide services are rendered to the Company and that such services are not in connection with the offer or sale of securities in a capital-raising transaction. Further, no stock may be issued, or option granted under the Company's benefit plan to consultants, advisors, or other persons who directly or indirectly promote or maintain a market for the Company's securities. The 2003 Benefit Plan was registered under Form S-8 with the Securities and Exchange Commission on October 2, 2003. To date the Company has issued 65,000 shares pursuant to The 2003 Benefit Plan of Sona Development Corp. to a consultant for legal services valued at $9,750 but has not granted any options under the plan.

4. RELATED PARTY TRANSACTIONS AND BALANCES

The following represents related party transactions paid or accrued during the three months ended March 31, 2005 and 2004:

	2005	2004
Consulting fees paid to directors and significant shareholders of Company	$19,500	$18,525
Rent paid or accrued to a significant shareholder of the Company	$3,000	$2,000
	$22,500	$20,525

The amount due to a related party of $85,799 (December 31, 2004 - $57,358) is due to a significant shareholder for cash loans, consulting fees and reimbursable expenses. Cash loans bear interest at 8% per annum and are repayable on demand. Of the loans provided by this significant shareholder, $45,238 is secured by a promissory note, due no later than December 31, 2005. Also, by agreement dated February 1, 2005, the Company agreed to settle $12,124 of debt due to this director in exchange for 121,239 shares of common stock. Subsequent to March 31, 2005, 122,000 shares of common stock were issued to this significant shareholder in settlement of debt.

SONA DEVELOPMENT CORP.
(A Development Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
MARCH 31, 2005
(Unaudited)

4. RELATED PARTY TRANSACTIONS AND BALANCES (continued)

On December 1, 1999, the Company entered into a consulting agreement with the Company's sole officer and director, which agreement had an initial one-year term that was renewable without notice. The agreement requires the Company to pay the officer and director $2,675 a month for services. The consulting agreement renewed for a further one-year period on December 1, 2004 and has been increased to $3,000 per month.

5. INCOME TAXES

As at March 31, 2005, the Company has net operating losses carried forward of approximately $1,836,000 that may be offset against future taxable income to 2022. No future tax benefit has been recorded in the financial statements, as the Company believes that it is more likely than not that the carry-forwards will expire unused. Accordingly, the potential tax benefits of the loss carry-forwards are offset by a valuation allowance of the same amount. Utilization of the carry-forwards is dependent on future taxable income and could further be limited due to a change in control of the Company's ownership as defined by Internal Revenue Section 382.

6. COMMITMENTS

The Company has an agreement to pay a shareholder consulting fees of $3,500 per month commencing July 1, 2003 for a term of one year. The agreement has been renewed for a successive one year term.

On December 1, 1999, the Company entered into a consulting agreement with the Company's sole officer and director, which agreement had an initial one-year term that was renewable without notice. The agreement requires the Company to pay the officer and director $2,675 a month for services. The consulting agreement renewed for a further one-year period on December 1, 2004 and has been increased to $3,000 per month.

7. PROPOSED MERGER

On May 20, 2004, as amended November 1, 2004, December 28, 2004, and March 22, 2005, the Company entered into a non-binding letter of intent, as amended, with Idea One, a privately owned company involved in the development of battery cell technology. The letter of intent, as amended anticipates that Idea One will be acquired by the Company in a reverse merger transaction pursuant to which the shareholders of Idea One will control the combined entity. The closing date for the reverse merger transaction, as contemplated in the letter of intent, as amended is September 1, 2005. However, prior to closing the Company must satisfy certain conditions which remain unsatisfied prior to finalizing an agreement, the mutual satisfaction of due diligence inquiries by both parties, the approval of the transaction by the board of directors and the shareholders of both companies and the Company's successful completion of additional minimum equity financing of $1,500,000 on or before September 1, 2005.

The letter of intent as amended is subject to certain conditions precedent as follows:

1.   The Company is required to loan Idea One $500,000 in the form of a convertible debt instrument no later than May 1, 2005 in anticipation of a definitive merger agreement between the parties. Refer to Note 9.

2.   The Company is required to enter into a definitive merger agreement with Idea One by July 15, 2005.

SONA DEVELOPMENT CORP.
(A Development Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
MARCH 31, 2005
(Unaudited)

8. PROMISSORY NOTES

On November 10, 2004, December 29, 2004, and March 22, 2005, respectively, promissory notes ("Notes") totaling $375,000 were executed by Idea One payable to the order of the Company.

Terms of the Notes as are follows:

1.   The Notes bear interest at a rate of 7% per annum on the unpaid principal amount outstanding.

2.   In the event of a merger with or acquisition of Idea One by the Company, the Notes will form part of the purchase consideration. However, should the Company not conclude a merger with Idea One then the outstanding principal and interest due on the Notes will be converted into shares of Idea One valued at the lesser of $0.90 per share or a conversion price equivalent to the price at which shares of Idea One have been sold during the period between the execution of the Notes and the maturity date of September 1, 2005. As at March 31, 2005, the Company has recorded accrued interest totaling $7,177.

3.   The entire outstanding principal amount of the Notes, together with all interest accrued thereon is due and payable in Idea One's common stock on September 1, 2005.

4.   Accrued interest on the Notes shall compound quarterly and be added to the unpaid principal amount of the Notes.

      As of March 31, 2005 the Company has written down the carrying value of the Notes to $1 due to the uncertainty of: (1) the ability of the Company to complete the proposed merger; and (2) the ultimate value of any shares received of Idea One.

      Refer to Note 9.

9. SUBSEQUENT EVENTS

On April 8, 2005 an additional $125,000 was advanced to Idea One under the terms of a Convertible Promissory Note dated April 1, 2005. The terms of this note are identical to those described in Note 8 above.

ITEM 2.

MANAGEMENT'S PLAN OF OPERATION

When used in this discussion, the words "believes", "anticipates", "expects", and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, that speak only as of the date hereof. The Company undertakes no obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures made by the Company that attempt to advise interested parties of the factors which affect the Company's business, in this report, as well as the Company's periodic reports on Forms 10-KSB, 10-QSB and 8-K filed with the Securities and Exchange Commission.

The Company's plan of operation for the coming year, as discussed above, is to enter into a definitive agreement with Idea One or in the event that a definitive agreement is not reached, to identify and acquire an alternative business opportunity. The Company does not plan to limit its options to any particular industry, but will evaluate each alternative opportunity on its merits.

The Company has not yet entered into any agreement, nor does it have any commitment to enter into or become engaged in any transaction, as of the date of this filing except a letter of intent, as amended, dated May 20, 2004, that would cause the Company to reach a definitive agreement with Idea One, a private company involved in the development of battery cell technology. The letter of intent, as amended, anticipates a reverse merger of the Company with Idea One whereby the shareholders of Idea One will control the combined entity. The closing date for this transaction is contemplated to be no later than September 1, 2005.

The letter of intent, as amended, with Idea One, is subject to certain conditions precedent and coincident as follows:

1.   The Company is required to loan Idea One $500,000 in the form of convertible debt instruments or promissory notes no later than May 1, 2005 in anticipation of a definitive agreement. The Company had loaned Idea One $375,000 of the $500,000 obligation as of March 31, 2005 and loaned an additional $125,000 subsequent to March 31, 2005.

2.   The Company is required to enter into a definitive agreement with Idea One by July 15, 2005.

3.   The Company is required to complete an equity financing of not less than $1,500,000 by September 1, 2005. The Company anticipates the closing of a definitive agreement with Idea One coincident to the completion of the required equity financing.

4.   The approval of the transaction by the board of directors and the shareholders of the Company and Idea One.

5.   The completion of satisfactory due diligence by both the Company and Idea One.

Results of Operations

During the three month period ended March 31, 2005, the Company was involved in completing a private placement of the Company's common stock to fund operations and the loan obligation pursuant to the letter of intent, as amended with Idea One, Inc. ("Idea One"). The Company completed the $500,000 loan to Idea One on April 8, 2005. The Company is now focused on forging a definitive agreement for the acquisition of Idea One and expects to sign such agreement by July 15, 2005.

The Company does not expect to receive revenues within the next twelve months of operation as Idea One remains in the research and development stage with no significant revenues. Further, in the event the Company does not acquire Idea One, it will resume the process of identifying a favorable business opportunity, which opportunity if acquired, may or may not produce revenue. Therefore, due to these uncertainties, the Company does not expect any revenues until such time as a revenue producing acquisition is accomplished.

Capital Expenditures

The Company expended no amounts on capital expenditures for the period from December 28, 1988 (inception) to March 31, 2005.

Liquidity and Capital Resources

The Company is in the development stage and, since inception, has experienced significant changes in liquidity, capital resources and shareholders' equity. The Company had current assets of $229,225 and total assets of $229,225 as of March 31, 2005. These assets consist of cash on hand of $226,224, pre-paid expenses of $3,000 and $1 credited to the value of certain promissory notes due on or before September 1, 2005. Net stockholders equity in the Company was $127,696 at March 31, 2005.

The Company's current assets are insufficient to conduct its plan of operation over the next twelve (12) months in the event the acquisition of Idea One is completed. The Company has no current commitments or arrangements with respect to, or immediate sources of funding to complete the acquisition of Idea One. Further, no assurances can be given that funding is available or would be available to the Company on acceptable terms. The Company's inability to obtain funding would have a material adverse affect on its plan of operation.

During the first quarter of 2005 the Company conducted a private placement of its common stock at a price of $0.35 per share to raise sufficient funds to loan Idea One $500,000 pursuant to its letter of intent as amended. The Company raised a total of $320,000 and authorized the issuance of 914,288 shares of common stock during this period. Loans totaling $375,000 were made to Idea One as of March 31, 2005. Subsequent to period end, the Company loaned an additional $125,000 to Idea One to fully satisfy the loan obligation created pursuant to the terms of the letter of intent.

The loans to Idea One are in the form of convertible debt instruments or promissory notes, to be satisfied by Idea One no later than September 1, 2005 as part of a definitive acquisition agreement between the parties. The promissory notes bear interest of 7% per annum. Should the Company conclude the acquisition of Idea One then the promissory notes will be consolidated as inter-company loans or extinguished in accordance with generally accepted accounting principles. However, should the Company not conclude the acquisition of Idea One then the outstanding principal and interest due on the loans will be converted into shares of Idea One valued at the lesser of $0.90 per share or a conversion price equivalent to the price at which shares of Idea One have been sold during the period between the execution of the promissory notes and the maturity date which is no later than September 1, 2005. On September 22, 2003, the Company adopted the 2003 Benefit Plan (the "Plan") pursuant to which the Company may issue up to 1,000,000 shares of its common stock through stock issuances, or the grant of stock options to acquire the Company's common stock, to employees, consultants or advisors, who contribute to the success of the Company provided that bona fide services are rendered to the Company and that such services are not in connection with the offer or sale of securities in a capital-raising transaction. Further, no stock may be issued, or option granted under the Company's benefit plan to consultants, advisors, or other persons who directly or indirectly promote or maintain a market for the

Company's securities. The 2003 Benefit Plan was registered under Form S-8 with the Securities and Exchange Commission on October 2, 2003. To date the Company has issued 65,000 shares pursuant to The 2003 Benefit Plan of Sona Development Corp. to a consultant for legal services valued at $9,750 but has not granted any options under the Plan.

Should the Company be unsuccessful in completing the anticipated equity placements in connection with the obligations created by its letter of intent, as amended, with Idea One, the anticipated acquisition of Idea One may not be realized. Should the anticipated acquisition of Idea One be abandoned, in that event, the Company will most likely have to obtain loans from shareholders or pursue alternative private equity placements in order to maintain its continuous disclosure requirements until such time as an alternative acquisition or merger candidate is identified.

The Company has no current plans for the purchase or sale of any plant or equipment.

The Company has no current plans to make any changes in the number of employees.

Critical Accounting Policies

In Note 2 to the attached interim financial statements for the periods ended March 31, 2005 and 2004 included in the Company's Form 10-QSB, the Company discusses those accounting policies that are considered to be significant in determining the results of operations and its financial position. The Company believes that the accounting principles utilized by it conform to accounting principles generally accepted in the United States of America.

The preparation of financial statements requires Company management to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. By their nature, these judgments are subject to an inherent degree of uncertainty. On an on-going basis, the Company evaluates estimates. The Company bases its estimates on historical experience and other facts and circumstances that are believed to be reasonable, and the results form the basis for making judgments about the carrying value of assets and liabilities. The actual results may differ from these estimates under different assumptions or conditions.

Cautionary Statement Pursuant to Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995

This Form 10-QSB includes certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements included in this Form 10-QSB, other than statements of historical facts, address matters that the Company reasonably expects, believes or anticipates will or may occur in the future. Such statements are subject to various assumptions, risks and uncertainties, many of which are beyond the control of the Company. These forward looking statements may relate to such matters as anticipated financial performance, future revenue or earnings, business prospects, projected ventures, new products and services, anticipated market performance and similar matters. When used in this report, the words "may," "will," "expect," "anticipate," "continue," "estimate," "project," "intend," and similar expressions are intended to identify forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934 regarding events, conditions, and financial trends that may affect the Company's future plans of operations, business strategy, operating results and financial position. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. To comply with the terms of the safe harbor, the Company cautions readers that a variety of factors could cause our actual results to differ materially from the anticipated results or other matters expressed in our forward-looking statements.

These risks and uncertainties, many of which are beyond our control, include (i) the sufficiency of existing capital resources and the Company's ability to raise additional capital to fund cash requirements in connection with Idea One; (ii) uncertainties involved in the acquisition of Idea One; (iii) the ability of the Company to achieve sufficient revenues through Idea One to fund and maintain operations; (iv) volatility of the stock market; and (v) general economic conditions. Although the Company believes the expectations reflected in these forward-looking statements are reasonable, such expectations may prove to be incorrect.

ITEM 3.   CONTROLS AND PROCEDURES

The Company's president acts both as the Company's chief executive officer and chief financial officer and is responsible for establishing and maintaining disclosure controls and procedures for the Company.

(a) Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 ("Exchange Act"), as of March 31, 2005. Based on this evaluation, our principal executive officer and our principal financial officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective and adequately designed to ensure that the information required to be disclosed by us in the reports we submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and that such information was accumulated and communicated to our chief executive officer and chief financial officer, in a manner that allowed for timely decisions regarding required disclosure.

The auditors did not test the effectiveness of nor relied on the internal controls of the Company for the fiscal quarters ended March 31, 2005 and 2004.

(b) Changes in Internal Controls

During the period ended March 31, 2005, there has been no change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting.

**PART II**

ITEM 2.   CHANGES IN SECURITIES

On February 3, 2005, the Company authorized the issuance of 457,143 shares of restricted common stock valued at $0.35 a share to Nauin Dadlani in exchange for cash consideration of $160,000 pursuant to the exemptions from registration provided by Regulation S and Section 4(2) of the Securities Act of 1933.

The Company made this offering based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there was only one offeree who was issued the Company's stock for cash consideration; (3) the offeree stated an intention not to resell the stock; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations that lead to the issuance of the stock took place directly between the offeree and the Company.

Regulation S provides generally that any offer or sale that occurs outside of the United States is exempt from the registration requirements of the Securities Act, provided that certain conditions are met. Regulation S has two safe harbors. One safe harbor applies to offers and sales by issuers, securities professionals involved in the distribution process pursuant to contract, their respective affiliates, and persons acting on behalf of any of the foregoing (the "issuer safe harbor"), and the other applies to resales by persons other than the issuer, securities professionals involved in the distribution process pursuant to contract, their respective affiliates (except certain officers and directors), and persons acting on behalf of any of the forgoing (the "resale safe harbor"). An offer, sale or resale of securities that satisfied all conditions of the applicable safe harbor is deemed to be outside the United States as required by Regulation S. The distribution compliance period for shares sold in reliance on Regulation S is one year.

The Company complied with the requirements of Regulation S by having no directed selling efforts made in the United States, by selling only to an offeree who was outside the United States at the time the settlement agreement originated, and ensuring that the entity to whom the stock was issued was a non-U.S. person with an address in a foreign country.

On February 8, 2005, the Company authorized the issuance of 114,286 shares of restricted common stock valued at $0.35 a share to Nauin Dadlani in exchange for cash consideration of $40,000 pursuant to the exemptions from registration provided by Regulation S and Section 4(2) of the Securities Act of 1933.

The Company made this offering based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there was only one offeree who was issued the Company's stock for cash consideration; (3) the offeree stated an intention not to resell the stock; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations that lead to the issuance of the stock took place directly between the offeree and the Company.

The Company complied with the requirements of Regulation S by having no directed selling efforts made in the United States, by selling only to an offeree who was outside the United States at the time the settlement agreement originated, and ensuring that the entity to whom the stock was issued was a non-U.S. person with an address in a foreign country.

On March 16, 2005 the Company authorized the issuance of 71,429 shares of common stock to valued at $0.35 a share to Ngoon Lup Goon in exchange for cash consideration of $25,000, pursuant to exemptions from registration provided by Section 4(2) and Regulation D of the Securities Act of 1933, as amended.

The Company made this offering based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there was only one offeree who was issued the Company's stock for cash consideration; (3) the offeree stated an intention not to resell the stock and has continued to hold it since it was acquired; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations that lead to the issuance of the stock took place directly between the offeree and the Company.

On March 16, 2005 the Company authorized the issuance of 71,429 shares of common stock to valued at $0.35 a share to John B Scagnelli/Barbara Scagnelli in exchange for cash consideration of $25,000, pursuant to exemptions from registration provided by Section 4(2) and Regulation D of the Securities Act of 1933, as amended.

The Company made this offering based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there was only one offeree who was issued the Company's stock for cash consideration; (3) the offeree stated an intention not to resell the stock and has continued to hold it since it was acquired; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations that lead to the issuance of the stock took place directly between the offeree and the Company.

On March 16, 2005 the Company authorized the issuance of 71,429 shares of common stock to valued at $0.35 a share to Leonard Schiller in exchange for cash consideration of $25,000, pursuant to exemptions from registration provided by Section 4(2) and Regulation D of the Securities Act of 1933, as amended.

The Company made this offering based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there was only one offeree who was issued the Company's stock for cash consideration; (3) the offeree stated an intention not to resell the stock and has continued to hold it since it was acquired; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations that lead to the issuance of the stock took place directly between the offeree and the Company.

On March 16, 2005 the Company authorized the issuance of 71,429 shares of common stock to valued at $0.35 a share to Daniel Lee in exchange for cash consideration of $25,000, pursuant to exemptions from registration provided by Section 4(2) and Regulation D of the Securities Act of 1933, as amended.

The Company made this offering based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there was only one offeree who was issued the Company's stock for cash consideration; (3) the offeree stated an intention not to resell the stock and has continued to hold it since it was acquired; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations that lead to the issuance of the stock took place directly between the offeree and the Company.

On March 30, 2005 the Company authorized the issuance of 57,143 shares of common stock to valued at $0.35 a share to Frances Mongiello in exchange for cash consideration of $20,000, pursuant to exemptions from registration provided by Section 4(2) and Regulation D of the Securities Act of 1933, as amended.

The Company made this offering based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there was only one offeree who was issued the Company's stock for cash consideration; (3) the offeree stated an intention not to resell the stock and has continued to hold it since it was acquired; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations that lead to the issuance of the stock took place directly between the offeree and the Company.

On April 5, 2005 the Company authorized the issuance of 122,000 shares of common stock to Michael Baybak valued at $0.10 per share in settlement of an amount due of $12,124 for previous advances to the Company, relying on exemptions provided by Section 4(2) and Regulation D of the Securities Act of 1933, as amended.

The Company made this offering based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there was only one offeree who was issued the Company's stock for services rendered; (3) the offeree stated an intention not to resell the stock and has continued to hold it since it was acquired; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations that lead to the issuance of the stock took place directly between the offeree and the Company.

ITEM 6.   EXHIBITS

Exhibits required to be attached by Item 601 of Regulation S-B are listed in the Index to Exhibits on page 22 this Form 10-QSB, and are incorporated herein by this reference.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, hereunto duly authorized, this 13th day of May, 2005.

SONA DEVELOPMENT CORP.

/s/ Nora Coccaro
Nora Coccaro
Chief Executive Officer, Chief Financial Officer, and Director

INDEX TO EXHIBITS

Incorporated from prior filings made with the Securities and Exchange Commission.XHIBIT 31

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
PURSUANT TO RULE 13a-14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Nora Coccaro, chief executive officer and chief financial officer of Sona Development Corp., ("Registrant") certify that:

1. I have reviewed this Quarterly Report on Form 10-QSB ("Report") of Registrant;

2. Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the period presented in this Report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this Report is being prepared;

b) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this Report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

c) Disclosed in this Report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the registrants fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls over financial reporting.

Date: May 13, 2005

/s/ Nora Coccaro
Nora Coccaro
Chief Executive Officer and Chief Financial Officer

EXHIBIT 32

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report on Form 10-QSB of Sona Development Corp. ("Registrant") for the quarterly period ended March 31, 2005 as filed with the Securities and Exchange Commission on the date hereof ("Report"), I, Nora Coccaro, chief executive officer and chief financial officer, hereby certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) This Report complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) The information contained in this Report fairly represents, in all material respects, the financial condition of Registrant at the end of the period covered by this Report and results of operations of Registrant for the period covered by this Report.

<u>/s/ Nora Coccaro</u>
Nora Coccaro
Chief Executive Officer and Chief Financial Officer
May 13, 2005

This certification accompanies this Report pursuant to §906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by Registrant for the purposes of §18 of the Securities Exchange Act of 1934, as amended. This certification shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of this Report), irrespective of any general incorporation language contained in such filing.

A signed original of this written statement required by §906 has been provided to the Registrant and will be retained by the Registrant and furnished to the Securities and Exchange Commission or its staff upon request.